UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13D-102)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                             STMicroelectronics N.V.

--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Shares, nominal value (euro) 1.04 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    861012102

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1 (b)
         [ ]      Rule 13d-1 (c)
         |X|      Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 861012102                    13G                    Page 2 of 31 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                STMicroelectronics Holding II B.V. ("ST Holding II")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION


                The Netherlands
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
     SHARES                     NONE
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    6     SHARED VOTING POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                278,483,280**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                30.8%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                HC
--------------------------------------------------------------------------------
* Based upon 905,308,997 common shares issued as of December 31, 2004 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6.75% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; (iii) 20,000,000 common shares held by BNP Paribas Securities Services as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.;
   (iv) 7,000,000 shares held by BNP Paribas Securities Services for Finmeccanica in the account of ST Holding II; and (v) 23,000,000 shares lent to Merrill Lynch (13,000,000) and Lehman Brothers (10,000,000) in hedging transactions by Finmeccanica Finance S.p.A.

CUSIP No. 861012102                    13G                    Page 3 of 31 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                STMicroelectronics Holding N.V. ("ST Holding")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                The Netherlands
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
     SHARES                     NONE
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    6     SHARED VOTING POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                278,483,280**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                30.8%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                HC
--------------------------------------------------------------------------------
* Based upon 905,308,997 common shares issued as of December 31, 2004 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6.75% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; (iii) 20,000,000 common shares held by BNP Paribas Securities Services as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.;
   (iv) 7,000,000 shares held by BNP Paribas Securities Services for Finmeccanica in the account of ST Holding II; and (v) 23,000,000 shares lent to Merrill Lynch (13,000,000) and Lehman Brothers (10,000,000) in hedging transactions by Finmeccanica Finance S.p.A.

CUSIP No. 861012102                    13G                    Page 4 of 31 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                FT1CI
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                France
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
     SHARES                     NONE
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    6     SHARED VOTING POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                278,483,280**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                30.8%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                HC
--------------------------------------------------------------------------------
* Based upon 905,308,997 common shares issued as of December 31, 2004 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6.75% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; (iii) 20,000,000 common shares held by BNP Paribas Securities Services as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.;
   (iv) 7,000,000 shares held by BNP Paribas Securities Services for Finmeccanica in the account of ST Holding II; and (v) 23,000,000 shares lent to Merrill Lynch (13,000,000) and Lehman Brothers (10,000,000) in hedging transactions by Finmeccanica Finance S.p.A.

CUSIP No. 861012102                    13G                    Page 5 of 31 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Finmeccanica S.p.A. ("Finmeccanica")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
     SHARES                     NONE
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    6     SHARED VOTING POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    278,483,280**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    30.8%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
* Based upon 905,308,997 common shares issued as of December 31, 2004 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6.75% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; (iii) 20,000,000 common shares held by BNP Paribas Securities Services as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.;
   (iv) 7,000,000 shares held by BNP Paribas Securities Services for Finmeccanica in the account of ST Holding II; and (v) 23,000,000 shares lent to Merrill Lynch (13,000,000) and Lehman Brothers (10,000,000) in hedging transactions by Finmeccanica Finance S.p.A.

CUSIP No. 861012102                    13G                    Page 6 of 31 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cassa Depositi e Prestiti S.p.A. ("CDP")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
     SHARES                     NONE
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    6     SHARED VOTING POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                278,483,280**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                30.8%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
* Based upon 905,308,997 common shares issued as of December 31, 2004 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6.75% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; (iii) 20,000,000 common shares held by BNP Paribas Securities Services as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.;
   (iv) 7,000,000 shares held by BNP Paribas Securities Services for Finmeccanica in the account of ST Holding II; and (v) 23,000,000 shares lent to Merrill Lynch (13,000,000) and Lehman Brothers (10,000,000) in hedging transactions by Finmeccanica Finance S.p.A.

CUSIP No. 861012102                    13G                    Page 7 of 31 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Societe des Participations du CEA (commercially known as "Areva", formerly known as CEA-Industrie)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) |X|
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                France
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
     SHARES                     NONE
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    6     SHARED VOTING POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                278,483,280**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                30.8%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
* Based upon 905,308,997 common shares issued as of December 31, 2004 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6.75% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; (iii) 20,000,000 common shares held by BNP Paribas Securities Services as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.;
   (iv) 7,000,000 shares held by BNP Paribas Securities Services for Finmeccanica in the account of ST Holding II; and (v) 23,000,000 shares lent to Merrill Lynch (13,000,000) and Lehman Brothers (10,000,000) in hedging transactions by Finmeccanica Finance S.p.A.

CUSIP No. 861012102                    13G                    Page 8 of 31 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                France Telecom
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                France
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
     SHARES                     NONE
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                    6     SHARED VOTING POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                                30.8%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                278,483,280**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                30.8%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
* Based upon 905,308,997 common shares issued as of December 31, 2004 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6.75% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; (iii) 20,000,000 common shares held by BNP Paribas Securities Services as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.;
   (iv) 7,000,000 shares held by BNP Paribas Securities Services for Finmeccanica in the account of ST Holding II; and (v) 23,000,000 shares lent to Merrill Lynch (13,000,000) and Lehman Brothers (10,000,000) in hedging transactions by Finmeccanica Finance S.p.A.

CUSIP No. 861012102                    13G                    Page 9 of 31 Pages


Item 1(a).        Name of Issuer:

                  STMicroelectronics N.V. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  STMicroelectronics N.V.
                  39, Chemin du Champ des Filles
                  1228 Plan-Les-Ouates
                  Geneva, Switzerland

Item 2(a).        Name of Persons Filing:

                  The current members of the Group of STMicroelectronics N.V. shareholders consisting of:

                  (i)      ST Holding II
                  (ii)     ST Holding
                  (iii)    FT1CI
                  (iv)     Finmeccanica
                  (v)      Cassa Depositi e Prestiti
                  (vi) Societe des Participations du CEA (commercially known as "Areva")
                  (vii)    France Telecom

Item 2(b).        Address of Principal Business Office, or if none, Residence:

                  (i)      STMicroelectronics Holding II B.V.
                           "Weenatoren" 2d floor
                           Weena 327, 329
                           3013 AL Rotterdam
                           The Netherlands

                  (ii)     STMicroelectronics Holding N.V.
                           "Weenatoren" 2d floor
                           Weena 327, 329
                           3013 AL Rotterdam
                           The Netherlands

                  (iii)    FT1CI
                           27-29, rue Le Peletier
                           75433 Paris Cedex 09
                           France

                  (iv)     Finmeccanica S.p.A.
                           Piazza Monte Grappa, 4
                           00195 Rome
                           Italy

CUSIP No. 861012102                    13G                   Page 10 of 31 Pages


                  (v)      Cassa Depositi e Prestiti S.p.A.
                           Via Goito, 4
                           00185 Rome
                           Italy

                  (vi) Societe des Participations du CEA (commercially known as "Areva")
                           27-29, rue Le Peletier
                           75433 Paris Cedex 09
                           France

                  (vii)    France Telecom
                           6, place d'Alleray
                           75505 Paris Cedex 15
                           France

Item 2(c).        Citizenship:

                  (i)      The Netherlands

                  (ii)     The Netherlands

                  (iii)    France

                  (iv)     Italy

                  (v)      Italy

                  (vi)     France

                  (vii)    France


Item 2(d).        Title of Class of Securities:

                  Common Shares, nominal value (euro) 1.04 per Share

Item 2(e).        CUSIP Number:

                  861012102

Item 3.           Item 3 is not applicable.

Item 4(a).        Amount Beneficially Owned:

                  278,483,280 shares of common stock are beneficially owned by ST Holding II. These amounts are held of record on STMicroelectronics N.V.'s share registry as follows:

CUSIP No. 861012102                    13G                   Page 11 of 31 Pages


                  (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry;

                  (ii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6.75% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.;

                  (iii) 20,000,000 common shares held by BNP Paribas Securities Services as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.;

                  (iv) 7,000,000 shares held by BNP Paribas Securities Services for Finmeccanica in the account of ST Holding II; and

                  (v) 23,000,000 shares lent to Finmeccanica, which in turn lent 13 million shares to Merrill Lynch and 10 million shares to Lehman Brothers, which are scheduled to expire in December 2005.

                  ST Holding II retains all voting rights related to common shares in escrow, and if the France Telecom or Finmeccanica exchangeable notes are not redeemed for STMicroelectronics N.V. common shares, the common shares will be released from escrow.

                  ST Holding II is a wholly owned subsidiary of STMicroelectronics Holding N.V. which is jointly controlled by FT1CI, CDP and Finmeccanica (see Exhibit 1 attached hereto.) FT1CI is jointly controlled by Areva Group and France Telecom.

Item 4(b).        Percent of Class:

                  30.8% based upon 905,308,997 common shares issued as of December 31, 2004 as shown on STMicroelectronics N.V.'s share registry.


Item 4(c).        Number of shares as to which such person has:

                  Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Item 6 is not applicable.

CUSIP No. 861012102                    13G                   Page 12 of 31 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Item 7 is not applicable.

Item 8.           Identification and Classification of Members of a Group

                  See attached Exhibit 1 for the identity of each member of the Group and a description of relevant shareholders' agreements. See also, Item 4(a) above.

Item 9.           Notice of Dissolution of Group

                  Item 9 is not applicable.

Item 10.          Certification

                  Item 10 is not applicable.

CUSIP No. 861012102                    13G                   Page 13 of 31 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V., by and on behalf of STMicroelectronics Holding II B.V., as Managing Member


---------------------------------              ---------------------------------
           (Date)                                         (Date)


---------------------------------              ---------------------------------
           (Signature)                                    (Signature)

Name: Umberto d'Agostino                       Name: Bertrand Loubert
Title: Managing Director,                      Title: Managing Director,
STMicroelectronics Holding N.V.                STMicroelectronics Holding N.V.

CUSIP No. 861012102                    13G                   Page 14 of 31 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V.


---------------------------------              ---------------------------------
           (Date)                                         (Date)


---------------------------------              ---------------------------------
           (Signature)                                    (Signature)

Name: Umberto d'Agostino                       Name: Bertrand Loubert
Title: Managing Director                       Title: Managing Director

CUSIP No. 861012102                    13G                   Page 15 of 31 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: FT1CI


                                               ---------------------------------
                                                          (Date)


                                               ---------------------------------
                                                          (Signature)

                                               Name:  Gerald Arbola
                                               Title: Chairman of the
                                                      Board of Directors

CUSIP No. 861012102                    13G                   Page 16 of 31 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Finmeccanica S.p.A.


                                             ---------------------------------
                                                        (Date)


                                             ---------------------------------
                                                        (Signature)

                                             Name:  Pier Francesco Guarguaglini
                                             Title: Chairman and Chief Executive
                                                    Officer

CUSIP No. 861012102                    13G                   Page 17 of 31 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Cassa Depositi e Prestiti S.p.A.


                                               ---------------------------------
                                                          (Date)


                                               ---------------------------------
                                                          (Signature)

                                               Name:  Salvatore Rebecchini
                                               Title: Chairman

CUSIP No. 861012102                    13G                   Page 18 of 31 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Societe des Participations du CEA (commercially known as "Areva")


                                         ---------------------------------
                                                    (Date)


                                         ---------------------------------
                                                    (Signature)

                                         Name:  Gerald Arbola
                                         Title: Member of the Managing Board and
                                                 Chief Financial Officer

CUSIP No. 861012102                    13G                   Page 19 of 31 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: France Telecom


                                               ---------------------------------
                                                          (Date)


                                               ---------------------------------
                                                          (Signature)

                                               Name:   Pierre Hilaire
                                               Title:  Director of Financial
                                                       Information

CUSIP No. 861012102                    13G                   Page 20 of 31 Pages


                                    EXHIBIT 1

Major Shareholders

                  STMicroelectronics Holding II B.V. ("ST Holding II") is a wholly owned subsidiary of STMicroelectronics Holding N.V. ("ST Holding"). As of December 31, 2004, based on voting interests, FT1CI (the "French Shareholders") and a consortium of Italian shareholders (the "Italian Shareholders") made up of Cassa Depositi e Prestiti S.p.A. ("CDP") and Finmeccanica S.p.A. held exactly 50% each of ST Holding. As of December 31, 2004, based on economic interests, FT1CI held 45.2% of ST Holding and the Italian Shareholders held 54.8% of ST Holding. FT1CI consists of two principal French shareholders, France Telecom, and Societe des Participations du CEA (commercially known as "Areva", formerly known as CEA-Industrie), and France Telecom. Areva is a corporation controlled by the French atomic energy commission. France Telecom is a widely held telecommunications company in which the French State holds a stake of greater than 40%, and which by virtue of its significant holding, has important powers. CDP is an Italian financial intermediary 70% owned by the Italian Ministero dell'Economia e delle Finanze ("the Italian Ministry of Economics and Finance") and 30% owned by a consortium of 65 Italian banking foundations. Finmeccanica is an Italian holding company owned by both the the Italian Ministry of Economics and Finance, which controls important actions of Finmeccanica due to its significant holding in it, Fintecna and the public. The Italian Ministry of Economics and Finance has appointed a majority of the members of Finmeccanica's board of directors and pursuant to the provisions of its articles of association and Italian law, retains veto rights over certain major transactions involving Finmeccanica.

                  Certificats d'investissement of Areva are listed on Euronext Paris. The shares of France Telecom are listed on Euronext Paris and its American Depositary Receipts on the New York Stock Exchange. Finmeccanica is listed on the Italian Mercato Telematico Azionario ("Telematico") and is included in the S&P/MIB stock index.

                  ST Holding owned 90% of the Company's shares before the Company's initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997, below the 50% threshold in 1999 and below the one-third threshold in 2004. ST Holding may further dilute its shares as provided below in "--Shareholders' agreements--Disposals of the Company's Common Shares" and pursuant to the eventual conversion of the Company's outstanding convertible instruments.

                  Set forth below is a table of ST Holding II's holdings in the Company as of the end of each of the past three financial years:

                                                              Common SharesOwned
                                                              ------------------
                                                                Number       %
                                                                ------      ---
December 31, 2004                                             278,483,280   30.8
December 31, 2003                                             311,483.280   34.5
December 31, 2002                                             320,483.280   35.6

CUSIP No. 861012102                    13G                   Page 21 of 31 Pages


                  The chart below illustrates the shareholding structure (based on corporate governance rights for the Company, and based on economic interests for the holding company) as of December 31, 2004, without giving effect to the potential exchanges of shareholder exchangeable bonds for Company shares, which became exchangeable last January 2, 2004:

                                         --------------------  ---------------------  ----------------  --------------
                                           Consortium of 65     Italian Ministry of
                                           Italian Banking         Economics and          Fintecna          Public
                                             Foundations              Finance
                                         --------------------  ---------------------  ----------------  --------------
                                                     |                  |       |              |               |
                                                     |                  |       -----------    |               |
                                                 30% |              70% |           32.2% |    | 1.7%          | 66.1%
                                                     |                  |                 |    |               |
                                                     |                  |                 |    |               |
-------------------  ----------------------  ---------------------------------   --------------------------------
    Areva Group          France Telecom          Cassa Depositi e Prestiti                 Finmeccanica
-------------------  ----------------------  ---------------------------------   --------------------------------
        |                       |                                       |                      |
        |                       |                                       |                      |
        |                       |                                       |                      |
    79% |                   21% |                             60.9%(3)% |                      | 39.1%(3)
        |                       |                                       |                      |
-------------------------------------------                  -------------------------------------------
                  FT1CI                                                  CDP / Finmeccanica(4)
-------------------------------------------                  -------------------------------------------
                    |                                                              |
            50%(1)  |                                                              | 50%(1)
                    |                                                              |
                    |                                                              |
                    |                                                              |
                    |                                                              |
                    |          -------------------------------------------         |
                     ----------                ST Holding                 ---------
                               -------------------------------------------
                                      |
                                      |
                                 100% |
                                      |
-------------------------------------------                  -------------------------------------------
               ST Holding II                                                   Public
-------------------------------------------                  -------------------------------------------
                                      |                          |
                                      |                          |
                                30.8% |                          | 69.2%(2)
                                      |                          |
                               -------------------------------------------
                                         STMicroelectronics N.V.
                               -------------------------------------------


------------
(1) Based on corporate governance rights, which, pursuant to the STH Shareholders' Agreement (as further described below), may be equally shared until 2008. According to the STH Shareholders' Agreement, each of FT1CI and Finmeccanica (and CDP) must hold at least 47.5% of ST Holding. As of December 31, 2004, based on economic interests, FT1CI held approximately 45.2% of ST Holding, CDP held 33.4% of ST Holding, and Finmeccanica held 21.4% of ST Holding.
(2)  Includes 1.5% of our share capital held by us in treasury.
(3)  CDP owns 33.4% of ST Holding, while Finmeccanica owns 21.4% of ST Holding.
(4)  Not a legal entity, purely for illustrative purposes.

CUSIP No. 861012102                    13G                   Page 22 of 31 Pages


                  On December 17, 2001, France Telecom issued
(euro)1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004, redeemable by way of exchange for up to 30 million of the Company's existing common shares on or after January 2, 2004 (the "2001 Notes"). On July 30, 2002, France Telecom finalized the private placement to institutional investors of (euro)442.2 million of 6.75% notes due August 6, 2005, mandatorily exchangeable into the Company's existing common shares held by France Telecom (the "2002 Notes"). The 2002 Notes are exchangeable for the Company's common shares from January 2, 2004 and the number of shares that France Telecom will deliver to the holders of the notes is a maximum of 26.42 million shares and a minimum of 20.13 million shares, depending on the price of the Company's shares at maturity. As of December 31, 2004, none of the 2002 Notes had been exchanged for Shares.

                  Pursuant to the terms and conditions of the 2001 Notes, on March 9, 2004, France Telecom redeemed the 2001 Notes, and the shares underlying the 2001 Notes held in escrow by BNP Paribas Securities Services (France) were released from escrow. On December 3, 2004, France Telecom sold through ST Holding those 30 million shares to institutional investors in a block trade.

                  On August 12, 2003, Finmeccanica Finance S.A., a subsidiary of Finmeccanica, issued (euro)438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the "Finmeccanica notes"). On September 2, 2003, Finmeccanica Finance S.A. issued an additional (euro)62,675,000 of Finmeccanica notes, raising the issue size to
(euro)501,400,000. The Finmeccanica notes are exchangeable beginning on January 2, 2004 into up to 20 million of the Company's existing common shares held by ST Holding II, or 2.3% of its then-outstanding share capital. During the second half of 2003, ST Holding II sold on the market a total of nine million shares, or approximately 1.01% of the Company's issued and outstanding common shares corresponding to indirect shareholdings held by Finmeccanica. During 2004, Finmeccanica sold 3 million shares to institutional investors in block trades. During 2004, Finmeccanica lent 23 million of Company shares it holds indirectly through ST Holding. The securities lending arrangements will expire in December 2005. Finally, Finmeccanica caused ST Holding II to transfer 7 million shares corresponding to its indirect stake in the Company to an account at BNP Paribas Securities Services, Luxembourg. Finally, on December 23, 2004, Finmeccanica transferred 93 million of its indirect holding of Company shares to CDP, and CDP signed a deed of adherence to the Shareholders' Agreement (as defined below).

                  Following the recent sales by France Telecom and Finmeccanica, and assuming the France Telecom 6.75% notes are exchanged for the Company's common shares at the maximum exchange ratio, (if not adjusted) (the "France Telecom Maximum Exchange Ratio") that the Finmeccanica 0.375% notes are exchanged for the Company's common shares at the initial exchange ratio, that the 23 million shares of Company shares subject to the Finmeccanica securities lending arrangements were sold, and that the 7 million Company shares held directly by Finmeccanica were sold, ST Holding II would own approximately 22.3% of the Company's issued common shares. Making the same assumptions, CDP's actual indirect interest in the Company's shares would be approximately 10.3%, Finmeccanica's actual indirect interest would be approximately 1.8% and FT1CI's actual direct interest would be approximately 11.0%, consisting of an Areva stake of approximately 11.0% and a France Telecom stake of zero.

CUSIP No. 861012102                    13G                   Page 23 of 31 Pages


Shareholders' Agreements

STH Shareholders' Agreement

                  In connection with the Company's formation, Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) as the Company's shareholders, entered into a shareholders' agreement on April 30, 1987 (as amended, the "STH Shareholders' Agreement"), which was amended and restated on March 17, 2004. The current parties to the STH Shareholders' Agreement are FT1CI, France Telecom, Areva and Finmeccanica. The March 17, 2004 amended and restated agreement supercedes and replaces all previous agreements. CDP became bound by the STH Shareholders' Agreement pursuant to a deed of adherence dated December 23, 2004 following its purchase from Finmeccanica of a majority of Finmeccanica's indirect interest in the Company through ST Holding. CDP and Finmeccanica entered into an agreement that provides for the transfer of certain of the rights of Finmeccanica under the STH Shareholders' Agreement to CDP. See "Other Shareholders' Agreements - Italian Shareholders' Pact" below. Therefore, references to the rights and obligations of Finmeccanica under the STH Shareholders' Agreement described below also refer to CDP.

                  Pursuant to the terms of the Holding Shareholders' agreement and for the duration of such agreement, FT1CI, on the one hand, and Finmeccanica, on the other hand, have agreed to maintain equal interests in the Company's share capital. See further details below.

         Restructuring of the Holding Companies

                  If necessary, the parties agreed to restructure the two holding companies (ST Holding and ST Holding II) to simplify the structure to the extent possible or desirable. In any case, at least one holding company will continue to exist to hold the Company's common shares. The company that now holds or may hold the Company's shares in the future for indirect shareholders is referred to below as the "holding company". The STH Shareholders' Agreement also provides that FT1CI may be replaced as a shareholder in the holding company by France Telecom and/or Areva, at their request.

         Standstill

                  The STH Shareholders' Agreement contains a standstill provision that precludes any of the parties and the parties' affiliates from acquiring, directly or indirectly, any of the Company's common shares or any instrument providing for the right to acquire any of the Company's common shares other than through the holding company. The stand-still is in effect for as long as such party holds its Company shares through ST Holding. The parties agreed to continue to hold their stakes in the Company at all times through the current holding structure of ST Holding and ST Holding II, subject to exercising the preference share option granted to ST Holding if ST Holding were to choose not to exercise such rights directly, as further described below.

CUSIP No. 861012102                    13G                   Page 24 of 31 Pages


         Corporate Governance

                  The STH Shareholders' Agreement provides for a balanced corporate governance of the indirect interests on the Company between FT1CI and Finmeccanica (references to Finmeccanica now include the stake transferred to CDP, as well as CDP, and together with FT1CI, the "STH shareholders") for the duration of the "Balance Period", despite actual differences in indirect economic interest in the Company. The "Balance Period" is defined as (i) a period through March 17, 2008, provided that each of France Telecom, Areva and Finmeccanica (which for Finmeccanica, includes the stake it transferred to CDP) owns at all times a voting stake at least equal to 9.5% of the issued and outstanding shares of the Company, and (ii) subject to the aforementioned condition, thereafter as long as each ST Holding shareholder at any time, including as a result of the exercise of the "Re-balancing Option" (as defined below), a voting stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and Finmeccanica (together with CDP) has an option to rebalance their shareholdings, referred to as the "Rebalancing Option", as further described below.

                  During the Balance Period, the STH shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders Pact as described below) and a supervisory board comprised of eight members (four designated by FT1CI and four designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders Pact as described below). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between Finmeccanica and CDP on the one hand and FT1CI on the other hand. The current Vice-Chairman, Mr. Gerald Arbola, shall exercise the function of Chairman until a Chairman is named. The parties agreed that the next chairman of the supervisory board of the holding company will be appointed by FT1CI.

                  During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of the Company's Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice-Chairman of the Company's Supervisory Board, and that of the holding company; (iii) information by the Company's Managing Board and by the Company's Supervisory Board, and those of the holding company;
(iv) treatment of confidential information; (v) appointment of any additional members of the Company's Managing Board and that of the holding company; (vi) remuneration of the members of the Company's Managing Board and those of the holding company; (vii) internal audit of the Company and of the holding company;
(viii) industrial and commercial relationships between the Company and Finmeccanica or the Company and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of the Company's Articles of Association including the Company's budget and pluri-annual plans.

                  However, in the case of a hostile take-over bid for the Company, any shareholder may, upon its sole request, obtain the activation by the holding company of the

CUSIP No. 861012102                    13G                   Page 25 of 31 Pages


option agreement relating to the preference shares described below (provided that such activation is triggered by the Company's Supervisory Board), in which case the STH shareholders shall be required to finance the subscription by the holding company of the preference shares, and such subscription and payment shall be completed only to the extent required to implement the option agreement so as to consolidate a majority of the Company's voting rights (and to the exclusion of any further acquisitions of the Company's common shares, which require the unanimous approval of the Company's shareholders).

                  As regards the Company during the Balance Period: (i) each of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to the Company's general meeting of shareholders the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH shareholders will cause the holding company to submit to the Company's general meeting of shareholders and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in the Company shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to the Company's general meeting of shareholders. The STH shareholders also agreed that the Chairman of the Company's Supervisory Board will be designated upon proposal of an STH shareholder for a three-year term, and the Vice-Chairman of the Company's Supervisory Board will be designed upon proposal of the other STH shareholder for the same period, and vice-versa for the following three-year term. The STH shareholders further agreed that the STH shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Vice-Secretary of the Company's Supervisory Board, and the STH shareholder proposing the appointment of the Vice-Chairman be entitled to propose the appointment of the Secretary of the Company's Supervisory Board. Finally, each STH shareholder is entitled to appoint a Financial Controller to the Supervisory Board. The Company's Secretary, Vice-Secretary and two Financial Controllers are referred to as professionals (not members) of the Company's Supervisory Board.

                  In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders' resolution of the holding company, which shall require the unanimous approval of the STH shareholders: (i) any alteration in the holding company's articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in the Company's authorized share capital or issue by the Company of new shares and/or of any financial instrument giving rights to subscribe for the Company's common shares; any acquisition or disposal by the holding company of the Company's shares and/or any right to subscribe for the Company's common shares; any modification to the rights attached to the Company's common shares; any merger, acquisition or joint venture agreement to which the Company is or is proposed to be a party; and any other items on the agenda of the Company's general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint-venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of the Company's annual accounts or those of the holding company or a resolution concerning a dividend distribution by the Company, it being understood that a dividend distribution by the

CUSIP No. 861012102                    13G                   Page 26 of 31 Pages


Company and the holding company will be regulated by the tracking stock issued by the holding company to the STH shareholders.

                  After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i) As long as any of the shareholders indirectly owns at least equal to the lesser of 3% of the Company's issued and outstanding share capital or 10% of the remaining STH stake in the Company at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party. However the minority shareholder may not prevent the other shareholder from increasing the capital of the holding company in order to finance the acquisition of additional shares of the Company as a defense against a hostile takeover bid for the Company.

(ii) As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to the Company's articles of association (including any alteration in the Company's authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for the Company's common shares, changes to the rights attached to the Company's shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board's approval, the Supervisory Board's voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders' meetings).

(iii) Any decision to vote the Company's shares held by the holding company at any general meeting of the Company's shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, the Company's shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of the Company's shareholders' meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv) In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of the Company's total issued and outstanding share capital, with the majority STH shareholder retaining the right to appoint that number of members to the Company's Supervisory Board that is at least proportional to such majority STH shareholder's voting stake.

                  At the end of the Balance Period, the members of the Company's Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company's majority shareholder, subject to the rights described in the previous paragraph.

CUSIP No. 861012102                    13G                   Page 27 of 31 Pages


                  Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the Company level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH shareholders in the Company.

         Disposals of the Company's Common Shares

                  The STH Shareholders' Agreement provides that each STH shareholder retains the right to cause the holding company to dispose of its stake in the Company at its sole discretion, provided it is pursuant to either
(i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. ST Holding II may enter into escrow arrangements with STH shareholders with respect to the Company's shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH shareholders that issue exchangeable instruments may include in their voting stake the voting rights of the underlying shares provided they remain freely and continuously held by the holding company as if the holding company was still holding the full ownership of the shares. STH shareholders that issue financial instruments with respect to underlying Company shares may have a call option over those shares upon exchange of exchangeable notes for common shares.

                  As long as any of the parties to the shareholders' agreement has a direct or indirect interest in the Company, except in the case of a public offer, no sales by a party to STH Shareholders' Agreement may be made of any of the Company's shares or of FT1CI, ST Holding or ST Holding II to any of the Company's top ten competitors, or any company that controls such competitor.

         Re-adjusting and Re-balancing options

                  The STH Shareholders' Agreement provides that the parties have the right, subject to certain conditions, to re-balance their indirect holdings in the Company's shares to achieve parity between FT1CI and Finmeccanica. If at any time prior to March 17, 2008, the voting stake in the Company of one of the STH shareholders falls below 9.5% due either to (a) the exchange by a third party of any exchangeable instruments issued by an STH shareholder or (b) to an issuance by the Company of new shares subscribed to by a third party, such STH Shareholder will have the right to notify the other STH Shareholder of its intention to exercise a "Re-adjusting Option". In such case, the STH shareholders will cause the holding company to purchase the number of Company shares necessary to increase the voting stake of such STH shareholder to 9.5% of the Company's issued and outstanding share capital.

                  If by December 17, 2007, the Balance Period has not already expired and if on such date the voting stake of one of the STH shareholders has fallen below 47.5% of the Company's issued and outstanding share capital, such STH shareholder will have the right to notify the other STH Shareholder of its intention to exercise a "Re-balance Option" no later than 30 Business Days prior to March 17, 2008. In such case, the STH shareholders will cause the holding company to purchase before March 17, 2008 the number of Company Shares necessary to re-balance at 50/50% the respective voting stakes of the STH shareholders.

CUSIP No. 861012102                    13G                   Page 28 of 31 Pages


         Change of Control Provision

                  The STH Shareholders' agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholder's affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

         Non-competition

                  Pursuant to the terms of STH Shareholders' Agreement, neither the Company nor ST Holding are permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the Holding Shareholders' agreement also undertake to refrain directly or indirectly from competing with the Company in the area of semiconductor products, subject to certain exceptions, and to offer the Company opportunities to commercialize or invest in any semiconductor product developments by them.

         Deadlock

                  In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the Holding Shareholders' agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party's interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The Holding Shareholders' agreement otherwise terminates in the event that one of the parties thereto ceases to hold shares in ST Holding.

Preference Shares

                  On May 31, 1999, the Company's shareholders at the annual general meeting approved the creation of 180,000,000 preference shares (540,000,000 preference shares, as adjusted for the 3-to-1 stock split implemented in May 2000). These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On the same day, the Company entered into an option agreement with ST Holding II, most recently amended in September of 2004, which provides that preference shares shall be issued to ST Holding II upon request, subject to the adoption of a resolution of the Company's Supervisory Board recognizing that a hostile takeover or similar action exists and giving the Company's consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. Following the 2004 amendment to the ST Holding II option agreement, the option is contingent upon ST Holding II retaining at least 19% of the Company's issued share capital at the time of exercise of the option. The option shall terminate if ST Holding II no longer owns at least 19% of the Company's issued and outstanding share capital for a period of twelve consecutive months.

CUSIP No. 861012102                    13G                   Page 29 of 31 Pages


                  Under the STH Shareholders' Agreement, any shareholder can cause the holding company to exercise the option to acquire the preference shares in the event of a hostile takeover bid for the Company.

Other Shareholders Agreements

         FT1CI Protocol

                  The shareholders of FT1CI entered into a separate shareholders' agreement in January 1993. On December 28, 2001 and March 17, 2004, France Telecom and Areva modified this agreement in its entirety to reflect the STH Shareholders' Agreement between the shareholders of ST Holding (the "FT1CI protocol").

                  The 2001 FT1CI protocol provides for modified corporate governance arrangements based on France Telecom's level of ownership of the Company. It provides that FT1CI shall continue to have five directors, three of whom shall be chosen by Areva and two of whom shall be chosen by France Telecom, provided that France Telecom shall only choose one director once its interest in FT1CI falls below 30%. Also, France Telecom will have the right to nominate a number of FT1CI representatives to the Supervisory Board of ST Holding, ST Holding II and the Company in proportion to its holdings, with at least one member to the extent that FT1CI has at least two on those Supervisory Boards as long as France Telecom owns at least 20% of the capital of FT1CI. France Telecom will cause its appointed directors to these entities to resign as necessary if and when its interest in FT1CI is reduced. Except as set forth below, decisions with respect to ST Holding, the Company and the Company's subsidiaries may be taken by simple majority. Certain actions by FT1CI will continue to require the approval of the France Telecom director or directors. These include (i) all borrowings above (euro)2 million, (ii) certain loans and advances, (iii) issuance of guarantees, (iv) changes to any shareholder agreements entered into by FT1CI, (v) distribution of any dividends and (vi) introduction of any new shareholder.

                  In case ST Holding II requests the issuance of preference shares pursuant to the option agreement with the Company, the FT1CI protocol provides that the payment by FT1CI for the subscription price will be shared on a pro rata basis between Areva and France Telecom according to the number of the Company's common shares attributed to each on the date of exercise. Each has undertaken to pay such subscription amounts according to their respective pro rata stakes in the Company, provided that the Company's common shares underlying the France Telecom 6.75% exchangeable notes will not be included in the computation of France Telecom's stake for that purpose until after July 29, 2005.


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CUSIP No. 861012102                    13G                   Page 30 of 31 Pages


                  Transfers of shares in FT1CI to third parties are subject to a right of preemption, a right of first refusal of the other shareholders, as well as other provisions. In the event Areva proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. Subject to an exception with regards to outstanding obligations after France Telecom has ceased to be a FT1CI shareholder, the FT1CI shareholders' agreement terminates upon the termination of FT1CI or when either party ceases to be a shareholder of FT1CI.

         Italian Shareholders Pact

                  In connection with the transfer of an interest in ST Holding from Finmeccanica S.p.A. ("Finmeccanica") to CDP, Finmeccanica and CDP entered into a shareholders' pact (the "Italian Shareholders' Pact") on November 26, 2004 setting forth the rights and obligations of their respective interests as shareholders of ST Holding. Pursuant to the terms of the Italian Shareholders Pact, CDP became a party to the STH Shareholders Agreement. Under the Italian Shareholders' Pact, CDP will have the right to exercise certain corporate governance rights of Finmeccanica under the STH Shareholders Agreement.

                  The Italian Shareholders' Pact provides that CDP has the right to appoint one of the two members of the ST Holding's board of directors. Moreover, CDP will have the right to nominate a number of representatives to the Supervisory Board of ST Holding, ST Holding II and the Company. In particular, CDP has the right to propose two members for membership on the Supervisory Board of the Company, while one member will be proposed by Finmeccanica for so long as Finmeccanica owns indirectly at least 3% of the capital of the Company. If and when its indirect interest in the Company is reduced below such threshold, Finmeccanica will cause its appointed director to resign and be replaced by a director appointed by CDP.

Statutory Considerations

                  As is the case with other companies controlled by the French government, the French government has appointed a Commissaire du Gouvernement and a Controleur d'Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Secretariat d'Etat a l'Industrie (Secretary of Industry). FT1CI is subject to certain points of the arrete of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

                  Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the bylaws of firms considered strategic by the Italian

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CUSIP No. 861012102                    13G                   Page 31 of 31 Pages


government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999 and Finmeccanica's bylaws were subsequently amended on November 23, 1999. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include (i) the approval or disapproval of the acquisition of material interests in Finmeccanica's share capital, (ii) approval of material shareholders' agreements relating to Finmeccanica's share capital,
(iii) appointment of members of Finmeccanica's board of directors and board of statutory auditors, and (iv) powers to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, sell businesses or lines of business, including the transfer of equity participations in subsidiaries or affiliates, transfer its registered office outside of Italy, change Finmeccanica's corporate purposes or amend or modify any of the Minister of the Treasury's special powers.

                  Pursuant to Law Decree 269 of September 30, 2003 and Decree of the Ministry for the Economy and Finance of December 5, 2003, CDP was transformed from a public entity into a joint stock limited liability company (societa per azioni). While transforming itself into a holding company, CDP maintained its public interest purpose. CDP's core business is to finance public investments and more specifically infrastructure and other major public works sponsored by regions, local authorities, public agencies and other public bodies. By virtue of a special provision of Law Decree 269, the Ministry of Economic and Finance will always be able to exercise its control over CDP.


Registration Rights Agreement

                  The Company's registration rights agreement with ST Holding II expired on December 15, 2004.